

OFFERING MEMORANDUM

facilitated by



Fit Wellness LLC dba Wellness For Humanity

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Fit Wellness LLC dba Wellness For Humanity
State of Organization	GA
Date of Formation	08/11/2020
Entity Type	Limited Liability Company
Street Address	235 Pharr Rd NE Apt 1701, Atlanta GA, 30305
Website Address	https://www.w4humanity.com/

(B) Directors and Officers of the Company

Key Person	Greg Chickneas
Position with the Company Title First Year	 Owner 2016
Other business experience (last three years)	**Fit Wellness LLC dba Wellness For Humanity**, August 2020 - Present. Co-owner and manager of Covid-19 Testing wellness center in Atlanta, GA with plans to expand nationally. Responsible for all day to day operations including management of staff and oversight of business expenses. Human resources management, performance reviews and maintenance professional. Establish marketing policies for national and local ad campaigns including print media and social media **HIIT Investments LLC dba F45 Training**, August 2016 - Present. Co-Owner and manager of HIIT Investments LLC, the holding company for multiple F45 Training territories and franchise fitness studios in the United States. F45 Training is the fastest growing fitness franchise in the world and HIIT Investments' Buckhead Atlanta F45 studio is the highest revenue, highest membership, highest performing F45 studio in the world out of 1200 open F45 studios in 38 countries. Responsible for all day to day operations of all studios including management of staff and oversee business expenses. Management of all build out construction ensuring proper franchise policies maintained. Human resources management, performance reviews and maintenance professional. Establish marketing policies for national and local ad campaigns including print media and social media.

Key Person	Felippe Marques
Position with the Company Title	 Owner

First Year	2016
Other business experience (last three years)	**Fit Wellness, LLC dba Wellness For Humanity**, March 2020 to Present - Owner, manager and national operator for rapid-response Covid-19 Testing Wellness Center in Atlanta, GA with Area Development Rights for GA , FL and NV. Responsible for corporate sales, legal, financial, accounting, investor relations and expansion. **HIIT Investments LLC dba F45 Training**, August 2016 to Present - Owner, manager and franchisee of a multi-unit group fitness franchise, F45 Training. Owner and manager of multiple F45 Training franchises. Owner and manager of holding company, HIIT Investments LLC d.b.a F45 Training. Responsible for fitness franchisee portfolio development. Responsible for development of HIIT F45 expansion, territory acquisition, site selection for multiple HIIT F45 territories in Atlanta and South Florida. Responsible for managing multiple HIIT F45 fitness studios and employees. Responsible for creating financial budgets, cash-flows and projections used to attract qualified investors. Responsible for guiding and being the steward of the company's success, as well as provide investor reporting; and act as a liaison between HIIT and F45 HQ. Responsible for all fundraising and financing solutions for HIIT investors and expansion funding. **Gexpro (subsidiary of General Electric) Energy Solutions,** November 2013 - August 2016. Global Account Manager responsible for defining, executing and managing strategies to grow the energy solutions team and revenue through existing and new national account management and business development, sales campaigns and network/partnership development. Focus on energy efficiency for new construction, facility modernization, MRO and energy retrofits for national

	accounts. Develop and manage the Gexpro energy solutions community including account and branch managers from across the US. Scalable and multi-measure energy efficiency project expertise in value-add services including energy audits, ROI analysis, tax deductions & credits, energy project financing with strong network of cross-discipline industry partners within and outside of the electrical industry (mechanical, roofing, window film, HVAC, water conservation...) Responsible for winning and executing National EC Motor Contract in 2014 and also National Lighting Contract (worth over $10MM/year for 3 year contract) in 2015 with largest casino owner and operator in the world (HQ'd in Las Vegas) for entire 39 domestic property portfolio.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Greg Chickneas	50%
Felippe Marques	50%

(D) The Company's Business and Business Plan

Wellness For Humanity was established in March 2020 in direct response to the Covid-19 pandemic. A group of social entrepreneurs with medical backgrounds and healthcare experience with access to CLIA high complexity labs and FDA authorized Covid-19 tests pivoted from their existing bio-hacking enterprises to create a needed solution.

Our number 1 mission at Wellness For Humanity is to get the American economy and businesses up and running again – in person, not virtually. We believe consistent antibody testing and PCR testing as needed, can help corporations keep their employees safe and ready to return to work. We know time is money and worrying about potential staff outbreaks or lag time waiting on results, or paying exorbitant employee Paid Time Off can take a toll on many businesses. Wellness for Humanity is here to bring America people back to normal, a new normal of living and working safely during a pandemic. It can be done and we are doing it.

Our Value Proposition:

1.   Rapid response test results. Antibody (serology) test results in 10 minutes and PCR (molecular) swab test results delivered within 24 to 48 hours.

2.   No lines to get tested. All testing is scheduled and by appointment only.

3.   A tech platform, TrustPass, that creates a QR code for each employee to meet specific health credentials and milestones to achieve an "Immunity Passport" to return to work, all via an on phone app.

4.   Recurring testing every 7 to 14 days to maintain employee immunity status through TrustPass

6.   A brick and mortar clinic, located right on the corner of Peachtree and Piedmont in Buckhead Atlanta.

7.   Testing that comes to you at your preferred location

8.   PPE supplies in bulk

My business partner and I have invested $150,000 USD to open our first Wellness For Humanity location in Buckhead Atlanta and we have invested an additional $60K into our next expansion Wellness Center soon to open in Miami, FL.

To date, we have had media coverage from WBS television, Fox News and I Heart Radio. Articles and news coverage is coming out in the next week or so.

We are a unique business in the United States. We are the only national private provider of Covid-19 testing services that promises no lines to get tested, rapid response results within 24 to 48 hours, and the ability to mobilize to test corporations at their preferred location nationally.

Expansion Plan

The capital that we seek to raise will be spent entirely on expansion of our next Wellness For Humanity Center in Miami. These funds include the costs of a commercial lease for the Miami brick and mortar retail location, the build-out of the Miami Wellness Center, staffing, marketing, business license, building permits and fees, Certificate of Occupancy expenses, staffing of Physician's Assistants, Medical Assistance, Nurses, phlebotomists and technicians.

The capital raised on Mainvest will help us to open our next Wellness For Humanity center which will generate revenue for multiple expansion Covid-19 wellness centers. It will also help us to establish a brand that will offer many other wellness and immunity solutions beyond Covid-19 testing and communication.

(E) Number of Employees

The Company currently has 12 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 28, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Expansion of single Covid-19 testing site	$47,000	$94,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 4.0%[2]
Payment Deadline	2022-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.35 x 1.25 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.14%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.0%
$62,500	2.5%
$75,000	3.0%
$87,500	3.5%
$100,000	4.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.35x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.25x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

11

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Greg Chickneas	50%
Felippe Marques	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

We have approximately $130,000 in credit card debt related to the opening of our first Wellness For Humanity site in Atlanta.

We have 1 month of operating history.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$0	$0	$0	$0
Cost of Goods Sold					
Gross Profit	$0	$0	$0	$0	$0
EXPENSES					
Operating Profit	$0	$0	$0	$0	$0

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V